                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-15 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of August 19, 1998

                       Micro Focus Public Limited Company
                 (Translation of Registrant's Name into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the Registrant files or will file annual reports under the cover of Form 20-F or Form 40-F.)

      Form 20-F ___X__                                Form 40-F ______

     (Indicate  by  check  mark  whether  the   Registrant  by  furnishing   the
information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes ___X__                                      No _____

     (If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-795.)

UK:  7:30 am BST Wednesday              US:  2:30 am EDT Wednesday
     August 19, 1998                         August 19, 1998


    Please contact:

          Rick Van Hoesen                  US      650-404-7019
          Senior Vice President            UK      01635-32646
          Chief Financial Officer

          Giles Sanderson/Edward Bridges   UK      0171-831-3113
          Financial Dynamics


      Micro Focus First Half Earnings Increase 112% on 35% Revenue Growth
================================================================================

London, England and Mountain View, California, August 19, 1998-Micro Focus Group Plc (London Stock Exchange: MICF; NASDAQ: MIFGY) today announced a 35% revenue increase to $97.0 million for the first half of its fiscal year compared with $71.7 million for the comparable prior year period. Net income increased 112% to $10.4 million and diluted earnings of $0.12 per ordinary share were double earnings per ordinary share of $0.06 reported in the first half of fiscal 1998. Earnings of $0.62 per American Depositary Share ("ADS") were also double the $0.30 reported in the first half of fiscal 1998.

For the second quarter of fiscal 1999, revenue increased 23% to $48.4 million, compared with $39.2 million in the second quarter of fiscal 1998. Net income for the quarter grew more than 100% to $5.1 million compared with $2.5 million for the second quarter of fiscal 1998 and diluted earnings per share were $0.06 per share compared with $0.03 for the second quarter of fiscal 1998. Diluted earnings per ADS were $0.31 compared with $0.15 for the second quarter of fiscal 1998. This represents the fifth consecutive quarter of greater than 100% year over year earnings growth.

"We are pleased with our continuing strong operating performance while we made significant progress on our key strategic objectives," said Martin Waters, President and CEO. "During the second quarter of this year, we undertook a major restructuring of our North American field organisation, launched more products than in any other comparable period in the Company's history, completed the acquisition of our distributor in Italy, and announced our intent to acquire INTERSOLV, Inc. In addition, we delivered a particularly strong performance in our international markets. The doubling of profits over last year's first half again confirms Micro Focus' ability to grow our base business profitably while continuing to pursue additional growth through strategic acquisitions."

Rick Van Hoesen, Senior Vice President and CFO, said, "This performance reflects a balance of contributions from our consulting business, our distributed computing segment and our application transformation business. We also had a strong cash quarter. We finished the quarter with $95.8 million in cash, a $3 million increase in a quarter in which we acquired our Italian distributor for $4 million."

In conclusion, Mr. Waters said, "Your Board are confident about the prospects of the merged group and the benefits to be obtained from the merger with INTERSOLV and look forward to continued growth in the merged group's business. We expect to post the Listing Particulars within a week and to have the Extraordinary General Meeting of shareholders to approve the merger approximately 30 days later."

In UK Sterling terms, net revenue for the first half of 1999 increased 42% to GBP 58.6 million, from GBP 41.3 million for the first half of fiscal 1998. Net income grew 96% to GBP 6.8 million versus GBP 3.5 million for the first half of fiscal 1998. Diluted earnings per share were 8.3 pence per share in 1999 compared with 4.5 pence per share for the first half of 1998.

Net revenue for the second quarter of fiscal 1999 increased 29% to GBP 29.3 million, from GBP 22.8 million for the second quarter of 1998. Net income grew 61% to GBP 3.4 million versus GBP 2.1 million for the fiscal 1998 second quarter. Diluted earnings per share were 4.1 pence per share in the second quarter of fiscal 1999 compared with 2.7 pence per share for the second quarter of 1998.

Summary financial results are as follows:

                                  Second Quarter       First Half
                                  1998      1997      1998     1997
                                  ----      ----      ----     ----
US Dollars, US GAAP
    Net revenue                 $48.4M    $39.2M    $97.0M    $71.7M
    Net income                   $5.1M     $2.5M    $10.4M     $4.9M
    EPS: Basic                   $0.06     $0.03     $0.13     $0.06
    Diluted                      $0.06     $0.03     $0.12     $0.06
    Diluted ADS equivalent       $0.31     $0.15     $0.62      $0.3

UK Sterling, UK GAAP
    Net revenue               GBP29.3m  GBP22.8m  GBP58.6m  GPB41.3m
    Net income (loss)             3.4m      2.1m      6.8m      3.5m
    EPS - Basic                   4.2p      2.7p      8.5p      4.5p
          Diluted                 4.1p      2.7p      8.3p      4.5p

    Micro Focus (NASDAQ: MIFGY) provides solutions for developing and managing enterprise applications that run on IBM (NYSE: IBM) mainframes. The company's solutions allow enterprises to carry forward the value of the legacy application base by transforming them for use with newer computing technologies such as distributed computing and the Internet. The company's products and services deliver outstanding value and shorten time-to-solution through an analysis and understanding of legacy applications. Micro Focus solutions include mainframe application development and maintenance solutions, Year 2000 compliance solutions and distributed computing solutions for UNIX, Microsoft (NASDAQ:MSFT) Windows NT(R) and the World Wide Web. Micro Focus solutions integrate with technology offered by Unisys (NYSE:UIS), PeopleSoft (NASDAQ:PSFT), Mercury Interactive (NASDAQ:MERQ) and others. The Micro Focus customer and partner base includes many global 500 companies, including Hewlett Packard Company (NASDAQ:HWP), Microsoft Corporation (NASDAQ:MSFT), Oracle Corporation (NASDAQ:ORCL), Sun Microsystems Incorporated (NASDAQ:SUNW), The Boeing Company (NASDAQ:BA), Computer Sciences Corporation (NASDAQ:CSC) and Bank of America Corporation (NASDAQ:BAC), EDS and Andersen Consulting.

    Micro Focus is located in the US at 701 East Middlefield Road, Mountain View, California 94043 - telephone 650-938- 3700 and in the UK at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, RG14 1QN - telephone 01635 32646. For additional information on Micro Focus and its products, visit the Micro Focus Web site at http://www.microfocus.com.

    The financial information contained in this report does not constitute statutory accounts as defined in section 240 of the UK Companies Act 1985. The figures for the year ended January 31, 1998 are based on the audited financial statements which have been filed with the UK Registrar of Companies; the auditors' reports on both the UK and US financial statements for the year ended January 31, 1998 were unqualified. The Company intends to publish its First Half Report in August, 1998, and distribute copies to all shareholders of record as of July 31, 1998.

    As a foreign private issuer in the United States, Micro Focus is not required to file quarterly reports with the U.S. Securities and Exchange Commission ("SEC"). However, beginning in 1997, the Company commenced furnishing to the SEC on a voluntary basis quarterly reports on Form 6-K which include the Company's results for the applicable quarter in a format similar to that of a Form 10-Q. Copies of the Annual Report for the year ended January 31, 1998 are available upon request to the Company Secretary of Micro Focus at the Registered Office, The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, England, RG14 1QN. Following established Micro Focus practice, the directors do not intend to recommend the payment of a dividend.

    The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act of 1995: This announcement contains forward-looking statements that involve a number of risks and uncertainties. There are certain important factors that could cause results to differ materially from those anticipated by the statements made herein. Factors that could cause actual results to differ materially include, among others, the ability of Micro Focus to develop and release to the market products and services that meet the needs of the Company's customers in the highly dynamic market for application development tools, the potential need for development tools to shift based on changes in underlying technology standards coming into use, the potential for a decrease in net revenue which may be caused by delays in the timing of the delivery of products or services, the effect of competitors' efforts to enter the Company's markets, the ability of the Company to effectively manage its costs against uncertain revenue expectations and the ability to manage and integrate recently acquired businesses or other businesses that it may acquire in the future. Further information on potential factors which could affect the Company's financial results is included in the Company's Form 20-F for the fiscal year ended January 31, 1998 and the Company's quarterly report on Form 6-K for the quarter ended April 30, 1998, each as filed with the SEC, as they may be updated or amended with future filings.

    Micro Focus is a registered trademark of Micro Focus. All other companies and products as they appear in this release are trademarks or registered trademarks of their respective owners.

MICRO FOCUS GROUP PLC - SECOND QUARTER ENDED JULY 31, 1998
CONSOLIDATED STATEMENTS OF INCOME - IN US FORMAT

(Unaudited)
(in thousands of US dollars except per share and ADS data)
----------------------------------------------------------------------
                              Three months ended   Six months ended
                                 July 31             July 31
                               1998      1997      1998      1997
----------------------------------------------------------------------
Net revenue
 Product revenue                $29,850   $23,898   $59,392   $41,790
 Maintenance revenue             12,958    11,700    25,973    24,383
 Service revenue                  5,559     3,580    11,652     5,538
----------------------------------------------------------------------
Total net revenue                48,367    39,178    97,017    71,711
----------------------------------------------------------------------
Cost of revenue
 Cost of product revenue          1,879     2,222     3,995     4,399
 Cost of maintenance revenue      3,972     3,000     7,410     5,823
 Cost of service revenue          4,759     3,392     9,002     5,702
----------------------------------------------------------------------
Total cost of revenue            10,610     8,614    20,407    15,924
----------------------------------------------------------------------
Gross profit                     37,757    30,564    76,610    55,787
----------------------------------------------------------------------
Operating expenses
 Research and development         8,499     8,481    16,877    17,008
 Sales and marketing             18,237    15,392    37,454    27,379
 General and administrative       4,456     3,884     8,723     6,062
----------------------------------------------------------------------
 Total operating expenses        31,192    27,757    63,054    50,449
----------------------------------------------------------------------
Income from operations            6,565     2,807    13,556     5,338
Interest income, net              1,174     1,042     2,270     2,025
----------------------------------------------------------------------
Income before income taxes        7,739     3,849    15,826     7,363
Income taxes                     (2,630)   (1,301)   (5,380)   (2,440)
----------------------------------------------------------------------
Net income                       $5,109    $2,548   $10,446    $4,923
----------------------------------------------------------------------

Net income per share: basic       $0.06     $0.03     $0.13     $0.06
Net income per ADS: basic         $0.32     $0.16     $0.65     $0.31

Weighted average number of
 shares outstanding
 (thousands): basic              80,133    78,750    79,808    78,259
Shares converted to ADS
 equivalent (thousands)          16,027    15,750    15,692    15,652
----------------------------------------------------------------------
Net income per share: diluted     $0.06     $0.03     $0.12     $0.06
Net income per ADS: diluted       $0.31     $0.15     $0.62     $0.30
----------------------------------------------------------------------
Weighted average number of
 shares outstanding
 (thousands): diluted            83,449    83,290    83,820    82,023
Shares converted to ADS
 equivalent (thousands)          16,690    16,658    16,764    16,405
======================================================================
 Note:
 Shares and per-share data for all periods presented above reflect the 5-for-1 stock split of the Company's ordinary shares, which was effective as of the close of business on March 13, 1998. The Company's American Depositary Shares ("ADSs") did not split, although the conversion rights of such ADSs have been adjusted such that each ADS represents five ordinary shares. Per share earnings are also shown on an ADS equivalent basis.

MICRO FOCUS GROUP PLC - SECOND QUARTER ENDED JULY 31, 1998
CONSOLIDATED BALANCE SHEETS - IN US FORMAT

(in thousands of US dollars)
----------------------------------------------------------------------
                                                  July 31  January 31
                                                     1998      1998
                                                 (unaudited)
----------------------------------------------------------------------
Assets
Current assets:
 Cash and cash equivalents                          $52,569   $48,174
 Short-term investments                              43,274    36,316
 Accounts receivable, net                            39,492    47,798
 Inventories                                            448       519
 Prepaid expenses and other assets                    6,171     2,833
----------------------------------------------------------------------
Total current assets                                141,954   135,640
----------------------------------------------------------------------
Fixed assets:
 Property, plant and equipment, net                  40,368    39,083
 Goodwill, net                                        8,646     5,346
 Software product assets, net                        18,866    20,328
----------------------------------------------------------------------
Total assets                                       $209,834  $200,397
----------------------------------------------------------------------
Liabilities and shareholders' equity
Current liabilities:
 Bank loans                                           1,679     1,652
 Accounts payable                                     6,506     6,957
 Accrued employee compensation                        8,010    12,383
 Income taxes payable                                15,174    10,459
 Deferred revenue                                    27,134    32,848
 Other current liabilities                           13,894    12,085
----------------------------------------------------------------------
Total current liabilities                            72,397    76,384
----------------------------------------------------------------------
Long-term debt and other liabilities                     -         20
Deferred income taxes                                 9,272     9,159
----------------------------------------------------------------------
Total liabilities                                   $81,669   $85,563
----------------------------------------------------------------------
Shareholders' equity:
 Ordinary shares                                      2,669     2,546
 Additional paid-in capital                          36,586    33,362
 Unrealized gain on available-for-sale
    securities, net of tax                              39        44
 Treasury stock                                      (7,434)   (7,769)
 Retained earnings                                   99,465    89,019
 Currency translation adjustment                     (3,160)   (2,368)
----------------------------------------------------------------------
Total shareholders' equity                          128,165   114,834
----------------------------------------------------------------------
Total liabilities and
    shareholders' equity                           $209,834  $200,397
======================================================================

MICRO FOCUS GROUP PLC - SECOND QUARTER ENDED JULY 31, 1998
CONSOLIDATED PROFIT & LOSS ACCOUNT - IN UK FORMAT

(Unaudited)
(in thousands of GB pounds except per share data)
----------------------------------------------------------------------
                              Three months ended   Six months ended
                                   July 31             July 31
                              1998      1997      1998      1997
----------------------------------------------------------------------
Revenue
 Product revenue                 18,072    14,007    35,886    24,106
 Maintenance revenue              7,841     6,552    15,711    13,845
 Service revenue                  3,360     2,215     7,045     3,398
----------------------------------------------------------------------
Total revenue                    29,273    22,774    58,642    41,349
----------------------------------------------------------------------
Cost of revenue
 Cost of product revenue          1,136     1,433     2,414     2,917
 Cost of maintenance revenue      2,403     2,047     4,480     3,336
 Cost of service revenue          2,877     1,728     5,440     3,488
----------------------------------------------------------------------
Total cost of revenue             6,416     5,208    12,334     9,741
----------------------------------------------------------------------
Gross profit                     22,857    17,566    46,308    31,608
----------------------------------------------------------------------
Operating expenses
 Research and development         5,142     4,711    10,207     9,448
 Sales and marketing             11,028     8,648    22,632    15,254
 General and administrative       2,425     1,777     4,725     2,919
----------------------------------------------------------------------
Total operating expenses         18,595    15,136    37,564    27,621
----------------------------------------------------------------------
Operating profit                  4,262     2,430     8,744     3,987
Interest income, net                712       686     1,313     1,184
----------------------------------------------------------------------
Profit before taxation            4,974     3,116    10,057     5,171
Taxation                         (1,617)   (1,028)   (3,269)   (1,706)
----------------------------------------------------------------------
Profit after taxation             3,357     2,088     6,788     3,465
----------------------------------------------------------------------
Earnings per share: basic          4.2p      2.7p      8.5p      4.5p
Earnings per share: diluted        4.1p      2.7p      8.3p      4.5p
======================================================================
 Note:
 Earnings per share for all periods presented above reflects the 5-for-1 sub-division of the Company's ordinary shares, which took place as at the close of business on March 13 1998.

MICRO FOCUS GROUP PLC - SECOND QUARTER ENDED JULY 31, 1998
CONSOLIDATED BALANCE SHEET - IN UK FORMAT

----------------------------------------------------------------------
(in thousands of GB pounds)                        July 31  January 31
                                                     1998      1998
                                                 (unaudited)
----------------------------------------------------------------------
Fixed assets
 Intangible fixed assets                             14,076    12,394
 Tangible fixed assets                               24,615    23,836
 Investment                                           4,682     4,886
----------------------------------------------------------------------
Total fixed assets                                   43,373    41,116
----------------------------------------------------------------------
Current assets
 Stock                                                  273       317
 Trade debtors                                       24,080    29,145
 Other debtors and prepaid expenses                   3,704     1,728
 Cash and bank deposits                              58,441    51,518
----------------------------------------------------------------------
Total current assets                                 86,498    82,708
----------------------------------------------------------------------
Creditors: amounts falling due within one year
 Bank loans and overdrafts                            1,024     1,007
 Trade creditors                                      3,967     4,241
 Accrued employee compensation                        4,884     7,481
 Current corporation tax                              9,252     6,428
 Accrued expenses and
      other current liabilities                       8,472     7,326
 Deferred revenue                                    16,545    20,030
----------------------------------------------------------------------
Total current liabilities                            44,144    46,513
----------------------------------------------------------------------
Net current assets                                   42,354    36,195
----------------------------------------------------------------------
Total assets less current liabilities                85,727    77,311
Creditors: amounts falling due
      after more than one year                           -         12
Provision for liabilities and charges:
  Deferred taxation                                   6,408     6,407
----------------------------------------------------------------------
Net assets                                           79,319    70,892
----------------------------------------------------------------------

Capital and reserves
 Called up share capital                              1,685     1,588
 Share premium account                               32,137    30,196
 Profit and loss account                             45,497    39,108
----------------------------------------------------------------------
Total shareholders' funds                            79,319    70,892
======================================================================

                                  *** ENDS ***

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Micro Focus Group Public Limited Company
                                                  (Registrant)


Date:  August 19, 1998            By:   /s/ Richard Van Hoesen
                                        ---------------------------------------
                                        Richard Van Hoesen
                                        Senior Vice President, Chief Financial
                                        Officer and Secretary